21001334

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Creative Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2211 Ashley Oaks Circle
(No. and Street)

Wesley Chapel	Florida	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mubarak Ahmed 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella CPA PC
(Name – *if individual, state last, first, middle name*)

278 Route 34 Ste 1	Matawan	NJ	07747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creative Investor Services, Inc., as of December, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

Signature

CCO

Title

Notary Public

JAY GETTENBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6180376
Qualified in Kings County
My Commission Expires 05-18-2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Creative Investor Services, Inc.

(dba AAG Capital, Inc.)

Financial Statements and Supplementary Schedules
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
For the Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm

Table of Contents

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS

Dan Carbonella, CPA
Michael R. Ferraro, CPA
Richard P. Wismer, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Creative Investor Services, Inc. DBA AAG Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Creative Investor Services, Inc. DBA AAG Capital, Inc as of December 31, 2020, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Creative Investor Services, Inc. DBA AAG Capital, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Creative Investor Services, Inc. DBA AAG Capital, Inc.'s management. Our responsibility is to express an opinion on Creative Investor Services, Inc. DBA AAG Capital, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Creative Investor Services, Inc. DBA AAG Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Creative Investor Services, Inc. DBA AAG Capital, Inc. financial statements. The supplemental information is the responsibility of Creative Investor Services, Inc. DBA AAG Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information

26 Watchogue Road, Staten Island, NY 10314 • Tel. (718) 981-9600 • Fax (718) 981-9601
278 Route 34, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
www.wdcpa.com

reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
We have served as Creative Investor Services, Inc. DBA AAG Capital, Inc. auditor since 2018.
Matawan, NJ
February 8, 2021

Creative Investor Services, Inc.

Statement of Financial Condition
As of December 31, 2020

ASSETS

Cash	$	9,722
Investment in Marketable Securities		7,938
TOTAL ASSETS	$	17,660

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	4,501
Common Stock		1,000
Additional Paid in Capital		28,714
Retained Earnings		(16,555)
TOTAL EQUITY	$	13,159
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	17,660

The accompanying notes are an intregal part of these financial statements.

Creative Investor Services, Inc.

Statement of Income

For the Year Ended December 31, 2020

REVENUE:		
Fee income	$	848
Unrealized gains		1,477
Total Revenue		2,325
OPERATING EXPENSES:		
Professional fees		5,500
Other expenses		491
Total Expenses		5,991
NET LOSS	$	(3,666)

The accompanying notes are an intregal part of these financial statements.

Creative Investor Services, Inc.

Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2020

	Common Stock (No Par Value)	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance - January 1, 2020	$ 1,000	$ 24,214	$ (12,889)	$ 12,325
Capital Contributed		$ 4,500	-	$ 4,500
Net loss	$ -	$ -	$ (3,666)	$ (3,666)
Balance - December 31, 2020	**$ 1,000**	**$ 28,714**	**$ (16,555)**	**$ 13,159**

The accompanying notes are an intregal part of these financial statements.

Creative Investor Services, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2020

OPERATING ACTIVITIES:	
Net loss	$ (3,666)
Adjustments to reconcile net income to net cash provided by operating activities:	
Net change in operating assets:	
Decrease in prepaid expenses	430
Decrease in accounts receivable	208
Increase in marketable securities	(1,518)
Net change in operating liabilities:	
Increase in accounts payable and accrued expenses	1
Net Cash Provided by Operating Activities	(4,545)
FINANCING ACTIVITIES:	
Capital contribution	4,500
Net Cash Provided by Financing Activities	4,500
NET INCREASE IN CASH	(45)
CASH AT BEGINNING OF YEAR	9,767
CASH AT END OF YEAR	$ 9,722

The accompanying notes are an intregal part of these financial statements.

1. Organization and Nature of Business

Creative Investor Services, Inc. (the "Company") (dba AAG Capital, Inc.) is a corporation organized under the laws of the State of Connecticut.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), The Company is a limited business (mutual funds) broker dealer. Accordingly, the Company operates under the provisions of Paragraph (k)(i) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is exempt from the remaining provisions of that rule.

2. Summary of Significant Accounting Policies

Basis of Presentation - These financial statements were presented in conformity with accounting principals generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expense during the reporting period. Actual results could differ from thes estimates.

Cash and cash equivalents - The Company maintains its cash in a bank account at a high credit quality financial institution. The balance at times may exceed federally insured limits of $250,000.

Credit Risk - The Company considers cash balances maintained with the bank to be cash, and as such, are fully insured.

Estimates - Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities.the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Income Taxes - The Company has elected "S" corporation status. Therefore. no provision for federal or state taxes are made by the Company. Shareholders of a "S" corporation are individually taxed on their pro-rata share of the Company's earnings.

The Company's federal and state returns are subject to possible examination by the taxing authorities until the expiration o the related statutes of limitations on those tax returns. In general. the federal and state income tax returns have a three-year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions if any, as part of the income tax provision.

Fair Value Measurements - United States generally accepted accounting principles ("GAAP") requires certain financial assets and liabilities to be measured at fair value. GAAP defines fair value, provides guidance for measuring fair value, requires certain disclosures and discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). GAAP also provides for a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: *Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.*

Level 2: *Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.*

Level3: *Unobservable inputs that reflect management's own assumptions.*

As of December 31, 2020 all investments held by the Company were Level 1 investments.

3. Fair Value Measurements of Securities

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2020:

Fair Value Measurement at December 31, 2020

Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Un-observable Inputs (Level 3)
Balance - January 1, 2020	$ 7,938	$ 7,938	$ -	$ -

4. Revenue from Contracts with Customers

Revenue Recognition - The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidence requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Commission Revenue and Execution and Clearing Costs - The Company buys and sells mutual funds on behalf of its customers. Each time a customer enters into a buy aor sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Disaggregation of revenued, for the year ended Devember 31, 2020, can be found on the accompanying statement of operations.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, The Company had net capital of $11,968 which was $6,968 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 38%.

6. Indemnifications

In the normal course of its business, The Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, The Company. The maximum potential amount of future payments that The Company could be required to make under these indemnifications cannot be estimated. However, The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that The Company could be required to make under these indemnifications cannot be estimated. However, The Company believes that it is unlikely it will have to make material payments under thes arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7. COVID -19

Management has considered the consequences of COVID-19, and other events and conditions, and it has determined that they do not create a material uncertainty that casts signification doubt upon the Company's ability to continue as a going concern.

The impact of COVID-19 on future performance and therefore on the measurement of some assets and liabilities or on liquidity might be significant and might therefore require disclosure in the financial statements, but management has determined that they do not create material uncertainty that casts significant doubt upon the entity's ability to continue as a going concern.

8. Subsequent Events

The Company has performed an evaluation of events, including possible impacts from the COVID-19 pandemic that have occured subsequent to December 31, 2020, and through February 8, 2021, the date of this report. On January 5th, 2021, The Company was sold to Accurate Wealth Group in its entirety, and will be taking over Creative Investor Services, Inc.

Creative Investor Services, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Fiscal Year Ended December 31, 2020

SCHEDULE I

TOTAL SHAREHOLDER's EQUITY QUALIFIED FOR NET CAPITAL	$	13,159
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets/Haircuts		(1,191)
NET CAPITAL	$	11,968
AGGREGATE INDEBTEDNESS:		
Account payable and accrued expenses	$	4,501
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (greater of $5,000 or 6.67% of aggregate indebtedness)	$	5,000
Excess net capital	$	6,968
Net Capital less greater of 10% aggregate indebtedness or 120% of the minimum requirement	$	5,968
Percentage of aggregate indebtedness to net capital		38%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

Creative Investor Services, Inc.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities & Exchange Commission

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 for 2020 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(1).

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS

Dan Carbonella, CPA
Michael R. Ferraro, CPA
Richard P. Wismer, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Creative Investors Services, Inc. DBA AAG Capital, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) Creative Investors Services, Inc. DBA AAG Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Creative Investors Services, Inc. DBA AAG Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) and (2) Creative Investors Services, Inc. DBA AAG Capital, Inc. stated that Creative Investors Services, Inc. DBA AAG Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Creative Investors Services, Inc. DBA AAG Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Creative Investors Services, Inc. DBA AAG Capital, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 8, 2021

26 Watchogue Road, Staten Island, NY 10314 • Tel. (718) 981-9600 • Fax (718) 981-9601
278 Route 34, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
www.wdcpa.com

Creative Investor Services, Inc.
Exemption Report

Creative Investor Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to receiving transaction-based compensation for transactions that do not require clearing and/or settlement, and because the Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.

Creative Investor Services, Inc.

I, Patrick Harris, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Patrick Harris
Title: CCO
February 8, 2021